SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RATING ACTION COMMENTARY Fitch Revises Eletrobras' Outlook to Stable; Affirms Ratings at 'BB-' Mon 19 May, 2025 - 4:31 PM ET Fitch Ratings - Rio de Janeiro - 19 May 2025: Fitch Ratings has affirmed Centrais Eletricas Brasileiras S.A.'s (Eletrobras) Long-Term Foreign and Local CurrencyIssuer Default Ratings (IDRs) and senior unsecured bonds at 'BB-'. Fitch has also affirmed the National Scale ratings for Eletrobras and its subsidiary CompanhiaHidro Eletrica do Sao Francisco (Chesf), including Chesf's local debenture issuance, at 'AA(bra)'. The Rating Outlook was revised to Stable from Negative. The Stable Outlook reflects the group's positive performance and expectation of higher cash generation from the sale of uncontracted energy at better prices thanpreviously anticipated. This should allow Eletrobras to maintain leverage consistent with the current IDRs. Eletrobras' ratings consider its significant and diversified asset base, which dilutes operational and regulatory risks. Fitch projects that the group's EBITDA willgrow, and it will benefit from strong liquidity and a manageable debt maturity schedule. Chesf's rating is equal to Eletrobras' rating due to medium-to-highincentives of support from the parent. KEY RATING DRIVERS Improving Leverage: Strong EBITDA performance allows Eletrobras to present leverage profile consistent with the current IDRs. Net adjusted financial leverage,including off-balance guarantees, should range 3.5x-4.0x until 2028, with 3.9x in 2025 and 3.5x in 2026, with average gross leverage around 5.0x for the period. Thescheduled indemnity reduction on the transmission segment (annual revenues will decrease by BRL6.5 billion starting in July 2028) will challenge further leveragereduction the following years. Out of the BRL2.4 billion to support Eletronuclear S.A. (Eletronuclear)'s new debenture issuance, which will be used in investments on the nuclear plant Angra 1,Fitch does not incorporate additional guarantees to Eletronuclear, including related to the pre operational nuclear plant Angra 3 . Strong Business Profile: Eletrobras is Brazil's largest generation and transmission company, with 44 GW of installed generation capacity and 74,000 km oftransmission lines, or 22% and 37% of respective national market share. The business diversification in segments and assets reduces operational and regulatoryrisks for the group. Around 60% of consolidated revenues have contracts in the regulated market, 40% from the transmission segment and 20% for generation.These revenues are adjusted annually by inflation rates, which provides some visibility on cash generation. Capex Pressures FCF : Fitch estimates strong capex plan of BRL18.0 billion to Eletrobras in the 2025-2026 period, which will result in negative FCF of BRL6.7 billionand BRL860 million, respectively, mitigated by a robust liquidity position. Financial obligations from the privatization and expected cash outflows fromcontingencies will affect the company's CFFO, which should reach BRL6.2 billion in 2025 and BRL9.5 billion in 2026. Positively, higher prices in the generationsegment, revenues increase from investments in transmission segment and expected efficiency gains should moderately improve Eletrobras' EBITDA in the comingyears. The base case forecasts BRL16.9 billion in 2025 and BRL20.6 billion in 2026. Exposure to Price Risk : Eletrobras' high uncontracted energy generation capacity exposes the group to energy price risk. Fitch expects that the energy that isbecoming uncontracted from quotas regime will be sold at better prices than the current ones. Fitch estimates the group will have to recontract 2.8GW in 2025,5.8GW in 2026 and 9.2GW in 2027, which represent uncontracted positions of 15%, 32% and 52%, respectively. Fitch's base case scenario considers energy salesprices of BRL174/MWh in 2025, BRL192/MWh in 2026 and BRL186/MWh in 2027, compared to around BRL90/MWh of ending contracts of the quotas regime. Subsidiary's Rating Equalized: Fitch equalizes the National Scale ratings of Chesf and Eletrobras due to the medium to high set of legal, operational and strategicincentives for the controlling shareholder to support the subsidiary, if needed. Eletrobras holds a 100% stake of Chesf and this subsidiary is included in cross defaultclauses of the parent's Eurobonds and local debentures. The operating and strategic incentives are mainly based on the importance of Chesf's assets for Eletrobrasgroup and the centralized operational and financial decisions. PEER ANALYSIS Eletrobras' IDRs reflect its geographic concentration in Brazil, compared with its peers operating in higher rated countries in the region, such as Chile (A-/Stable)and Colombia (BB+/Negative) where Enel Americas S.A. (BBB+/Stable) and Interconexion Electrica S.A. E.S.P. (BBB/Negative) are respectively located. Locally,Eletrobras' 'BB-' rating is two to three notches below the LC IDR of other Brazilian generation and transmission groups, due to its lower operating performance andweaker financial profile, despite its larger size and asset diversification. In generation, Engie Brasil Energia S.A. (Engie Brasil) and Auren Energia S.A. (Auren) both have FC IDRs of 'BB+'/Stable and LC IDRs of 'BBB-'/Stable. Eletrobras hasan installed capacity of approximately 44.2GW, which compares favorably with Engie Brasil (9.3GW) and Auren (8.8 GW). Eletrobras is also the largest powertransmission company in Brazil, with 74,013 km of transmission lines in operation, compared to 11.943 km for Transmissora Alianca de Energia Eletrica S.A. (Taesa,FC and LC IDRs BB+/Stable) and 7,139 km for Alupar Investmento S.A. (Alupar, FC IDR BB+/Stable, LC IDR BBB-/Stable). 5/19/25, 5:34 PM Fitch Revises Eletrobras' Outlook to Stable; Affirms Ratings at 'BB-' https://www.fitchratings.com/research/corporate-finance/fitch-revises-eletrobras-outlook-to-stable-affirms-ratings-at-bb-19-05-2025 1/4 Eletrobras has higher gross and net leverage than most of its higher rated peers. Eletrobras's expected gross and net leverage for 2025, 5.7x and 3.9x, respectively,compares to gross and net leverage of 3.7x and 3.2x for Engie Brasil, 4.2x and 3.7x for Taesa and 4.0x and 3.0x for Alupar. Alupar and Taesa also have a lowerbusiness risk profile due to their concentration in the electricity transmission segment, which has lower volatility than generation. KEY ASSUMPTIONS Fitch's Key Assumptions within the Rating Case for the Issuer Include -- Annual energy sales of 16.0GW on average during 2025-2028; -- Average sales price for the uncontracted capacity of BRL174/MWh in 2025, BRL192/MWh in 2026 and BRL186/MWh in 2027; -- Selling, general and administrative expenses adjusted by inflation; -- Dividends of 25% of net income from 2026 on; -- Capex of BRL32.8 billion in 2025-2028; -- No cash disbursements associated with outstanding guarantees to nonconsolidated subsidiaries; -- Fitch did not include construction of nuclear plant Angra 3 in its assumptions. RATING SENSITIVITIES Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade -- Total adjusted leverage above 6.0x or net adjusted leverage above 5.0x on a sustainable basis; -- Higher pressure on expected FCF;- - Deterioration of debt and liquidity profiles; -- Continuity of a high uncontracted energy position; -- Increasing risk relative to off-balance-sheet guarantees. Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade -- Better than expected FCF trends; -- Eletrobras' uncontracted energy position declines, allowing greater cash flow visibility; -- Total adjusted leverage below 5.5x and net adjusted leverage below 4.0x on a sustainable basis. LIQUIDITY AND DEBT STRUCTURE Eletrobras' strong liquidity and ample access to funding are key rating considerations because they improve its financial flexibility to raise additional debt to supportthe expected negative FCF and rollover debt. The group's consolidated cash and marketable securities of BRL30.3 billion on March 31, 2025 compare with BRL28.1billion debt due until 2028, including short-term debt of BRL10.1 billion. Eletrobras' adjusted consolidated debt of BRL71.2 billion was mainly concentrated in debentures (56%) and Brazilian state-owned entities (16%). Foreign currencydebt is manageable and hedged to BRL, representing around 18% of the group's debt. Off balance sheet debt of BRL25.3 billion mainly consisted of corporateguarantees of loans to UHE Belo Monte (BRL13.7 billion) and Angra 3 (BRL6.0 billion). ISSUER PROFILE Eletrobras is the largest electric energy group in Brazil. It operates in the energy generation and transmission segments. The group is responsible for 22% of theinstalled generation capacity and 37% of the transmission lines in the country. SUMMARY OF FINANCIAL ADJUSTMENTS Net revenues and EBITDA net of construction revenues and cost. REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING The principal sources of information used in the analysis are described in the Applicable Criteria. MACROECONOMIC ASSUMPTIONS AND SECTOR FORECASTS 5/19/25, 5:34 PM Fitch Revises Eletrobras' Outlook to Stable; Affirms Ratings at 'BB-' https://www.fitchratings.com/research/corporate-finance/fitch-revises-eletrobras-outlook-to-stable-affirms-ratings-at-bb-19-05-2025 2/4 Page 1 of 1 10 rows Click here to access Fitch's latest quarterly Global Corporates Macro and Sector Forecasts data file which aggregates key data points used in our credit analysis. Fitch's macroeconomic forecasts, commodity price assumptions, default rate forecasts, sector key performance indicators and sector-level forecasts are among the data items included. ESG CONSIDERATIONS The highest level of ESG credit relevance is a score of '3', unless otherwise disclosed in this section. A score of '3' means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. Fitch's ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch's ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores. VIEW ADDITIONAL RATING DETAILS Additional information is available on www.fitchratings.com PARTICIPATION STATUS The rated entity (and/or its agents) or, in the case of structured finance, one or more of the transaction parties participated in the rating process except that the following issuer(s), if any, did not participate in the rating process, or provide additional information, beyond the issuer’s available public disclosure. APPLICABLE CRITERIA APPLICABLE MODELS Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s). Corporate Monitoring & Forecasting Model (COMFORT Model), v8.2.0 (1) ADDITIONAL DISCLOSURES Dodd-Frank Rating Information Disclosure Form Solicitation Status Endorsement Policy ENDORSEMENT STATUS RATING ACTIONS ENTITY / DEBT RATING PRIOR Centrais Eletricas Brasileiras S.A. (Eletrobras) LT IDR BB- Affirmed BBLC LT IDR BB- Affirmed BBNatl LT AA(bra) Affirmed AA(bra) LT BB- Affirmed senior unsecured BBCompanhia Hidro Eletrica do Sao Francisco S.A. Natl LT AA(bra) Affirmed AA(bra) Natl LT AA(bra) Affirmed senior secured AA(bra) PREVIOUS NEXT National Scale Rating Criteria (pub. 22 Dec 2020) Parent and Subsidiary Linkage Rating Criteria (pub. 16 Jun 2023) Corporate Rating Criteria (pub. 06 Dec 2024) (including rating assumption sensitivity) Sector Navigators – Addendum to the Corporate Rating Criteria (pub. 06 Dec 2024) 5/19/25, 5:34 PM Fitch Revises Eletrobras' Outlook to Stable; Affirms Ratings at 'BB-' https://www.fitchratings.com/research/corporate-finance/fitch-revises-eletrobras-outlook-to-stable-affirms-ratings-at-bb-19-05-2025 3/4 DISCLAIMER & DISCLOSURES All Fitch Ratings (Fitch) credit ratings are subject to certain limitations and disclaimers. Please read these limitations and disclaimers by following this link: https://www.fitchratings.com/understandingcreditratings . In addition, the following https://www.fitchratings.com/rating-definitions-document details Fitch's ratingdefinitions for each rating s READ MORE SOLICITATION STATUS The ratings above were solicited and assigned or maintained by Fitch at the request of the rated entity/issuer or a related third party. Any exceptions follow below. ENDORSEMENT POLICY Fitch’s international credit ratings produced outside the EU or the UK, as the case may be, are endorsed for use by regulated entities within the EU or the UK,respectively, for regulatory purposes, pursuant to the terms of the EU CRA Regulation or the UK Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations2019, as the case may be. Fitch’s approach to endorsement in the EU and the UK can be found on Fitch’s Regulatory Affairs page on Fitch’s website. Theendorsement status of international credit ratings is provided within the entity summary page for each rated entity and in the transaction detail pages forstructured finance transactions on the Fitch website. These disclosures are updated on a daily basis. Centrais Eletricas Brasileiras S.A. (Eletrobras) EU Endorsed, UK Endorsed 5/19/25, 5:34 PM Fitch Revises Eletrobras' Outlook to Stable; Affirms Ratings at 'BB-' https://www.fitchratings.com/research/corporate-finance/fitch-revises-eletrobras-outlook-to-stable-affirms-ratings-at-bb-19-05-2025 4/4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.